Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-279131

Relating to the Preliminary Prospectus Supplement dated May 6, 2024

(to Prospectus dated May 6, 2024)

$300,000,000

Kellanova

5.750% Senior Notes due 2054

Pricing Term Sheet

May 6, 2024

Issuer:	Kellanova

Ratings (Moody’s/Fitch):*	Baa2 (Stable) / BBB (Stable)

Trade Date:	May 6, 2024

Settlement Date:**	May 16, 2024 (T+8)

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Blaylock Van, LLC

R. Seelaus & Co., LLC

Principal Amount:	$300,000,000

Maturity Date:	May 16, 2054

Interest Payment Dates:	May 16 and November 16, beginning November 16, 2024

Benchmark Treasury:	UST 4.750% due November 15, 2053

Benchmark Treasury Price and Yield:	101-25/ 4.639%

Spread to Benchmark Treasury:	+112.5 bps

Yield to Maturity:	5.764%

Coupon (Interest Rate):	5.750%

Price to Public:	99.801%

Optional Redemption:

Prior to November 16, 2053 (the date that is six months prior to the maturity date of the notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, at any time in whole or from time to time in part, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•   100% of the principal amount of the Notes being redeemed; and

•   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption.

The Issuer will also pay accrued and unpaid interest, if any, on the Notes to the redemption date.

On and after the Par Call Date, the Issuer may redeem the Notes at its option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, on the Notes to the redemption date.

CUSIP / ISIN:	487836 CA4 / US487836CA47

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefore on or about May 16, 2024, which is the eighth business day following the date hereof (such settlement cycle being referred to as “T+8”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+8, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC (collect) at 212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.